

May 12, 2014

Via E-Mail
Mr. William G. Harvey
Chief Financial Officer
Walter Energy, Inc.
3000 Riverchase Galleria, Suite 1700
Birmingham, AL 35244

> **Re:** **Walter Energy, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-13711**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations , page 66
Results of Continuing Operations, page 67

1. We note that you list multiple factors that contributed to yearly changes in an income statement line item such as sales. Please confirm to the staff that you will revise future filings to quantify the effect of each causal factor such as price changes and volume change to provide context to the narrative.

Year Ended December 31, 2013 as Compared to the Year Ended December 31, 2012, page 68
Segment Analysis, page 70

2.   In future filings, please revise to address the trend in the overall average coal sales price
        compared to your overall average cash cost per ton. It appears that margins have been
        negatively affected in the short and long term, and you may have to idle additional
        mines. Your revised disclosure should address how management views this trend as it
        relates to your future operations. See Securities Act Release No. 33-8350 (Dec. 29,
        2003) available at http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with a
        draft of your proposed disclosures.

Critical Accounting Policies and Estimates, page 86

3.   We note your disclosure of the volatility of coal prices and sensitivity analysis that a
        sustained 5% decrease would result in a potential impairment of coal reserves related to
        the Gauley Eagle Mine in the U.S. Operations segment and the Brule and Willow Creek
        Mines within the Canadian and U.K. Operations segment and natural gas reserves of
        Walter Black Warrior Basin. Please provide disclosure on the following:

        a) The amount of long-lived assets (mineral interests and property, plant and equipment)
           allocated to each of the mines that are at risk and the percentage by which fair value
           exceeded carrying value as of the date of the most recent test;
        b) A description of the methods and key assumptions used and how the key assumptions
           were determined;
        c) A discussion of the degree of uncertainty associated with the key assumptions. The
           discussion regarding uncertainty should be as specific as possible (e.g., the accuracy of
           past estimates or assumptions); and
        d) the factors that affect variability in the pricing assumptions.
Please provide us with a draft of your proposed disclosures.

Consolidated Financial Statements
Notes to Consolidated Fiancial Statements, page F-10
Note 2—Summary of Significant Accounting Policies, page F-10

4.   We note that during the second quarter of 2013, you identified an immaterial cumulative
        error related to the mineral interest value of Western Coal Corp. We also note that you
        have corrected three separate financial statement item errors during the year ending
        December 31, 2013 which you have determined as immaterial to your previously
        reported amounts contained in your interim and annual reports. Please provide to us the
        following:

        a) The amount(s) and a full description of the nature of the error related to the mineral
            interest value of Western Coal Corp;

        b) an explanation of factors considered by management in determining that the effect of the
            $8.4 million or 11% reduction to depreciation and depletion expense and 9% benefit to
            pre-tax loss in the second quarter was not material to results of operations for the second
            quarter of 2013 or to any of the prior periods affected by this error;

        c) your criteria or policy for assessing an error as material. Please provide an explanation
            of the quantitative and qualitative factors considered by management in its conclusion
            that all three errors were not material to your financial statements for the year ended
            December 31, 2013 or any of the prior periods affected by these errors; and

        d) an explanation of how you considered the identification and correction of these errors
            in your evaluation of disclosure controls and procedures and internal controls over
            financial reporting as of the end of each related period, i.e., December 31, 2011,
            2012, and 2013. In addition, tell us if the identification and correction of errors
            resulted in any changes to your internal controls that have materially affected, or is
            reasonably likely to affect materially, your internal control over financial reporting as
            of December 31, 2013.

Note 24-Supplemental Guarantor and Non-Guarantor Financial Information, page F-55

5.   Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-
        owned subsidiaries that have on full, unconditional and joint and several bases
        guaranteed the Senior Notes. Rule 3-10 of Regulation S-X states that each guarantor
        subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of
        Regulation S-X. Tell us and revise your disclosure in future filings to state whether
        or not the guarantor subsidiaries are 100% owned. To the extent they are not 100%
        owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-
        X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding the comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining